LEDGEWOOD

A PROFESSIONAL CORPORATION

1900 Market Street, Suite 750, Philadelphia, PA 19103

TEL 215.731.9450 FAX 215.735.2513

www.ledgewood.com

November 14, 2007

VIA EDGAR AND OVERNIGHT MAIL

Mr. H. Christopher Owings, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 3561

Washington, D.C. 20549

Re:	Atlas Pipeline Partners, L.P. Registration Statement on Form S-3 File No. 333-146586 Filed October 10, 2007

Dear Mr. Owings:

On behalf of Atlas Pipeline Partners, L.P. (the “Company”), we wish to respond to your comment letter dated November 6, 2007 concerning the above-referenced filing. For your convenience, we first restate your comment in italics and then provide our response.

We are sending four courtesy copies of the amended registration statement (“Amendment No. 1”) under separate cover.

Registration Statement on Form S-3 Filed October 10, 2007

Selling Unitholders, page 23

1.	In footnote 3 on page 24, please clarify whether Atlas Pipeline Holdings, L.P. is selling all of the units of Atlas Pipeline Partners, L.P. held by it, both indirectly and directly, considering your risk factor disclosure on page 18 which indicates otherwise.

The Company has revised the risk factor entitled “Future sales of our common units may depress the price of our units” to disclose that the 5,476,253 units owned by the Company’s general partner are being registered for resale; however, the general partner has no present intention to sell these securities.

Incorporation of Certain Documents by Reference, page 66

2.	Please ensure that you incorporate by reference all current and periodic reports that have been filed with the Commission from the time the registration statement was filed, such as the current report filed on October 26, 2007.

The Company has updated “Incorporation of Certain Documents by Reference” to include all current and periodic reports that have been filed with the Commission subsequent to the October 10, 2007 registration statement.

Undertakings, page II-2

3.	Please add to both registration statements the undertaking described in Item 512(a)(5)(i) of Regulation S-K and remove the undertakings relating to Rule 430A offerings described in Item 512(i) of Regulation S-K.

The Company has revised the undertakings section as requested.

Exhibit 5.1

4.	Counsel may not limit its legality opinion to only statutory law (i.e., the Delaware Revised Uniform Limited Partnership Act). Please have counsel confirm to us in writing that counsel concurs with our understanding that the reference and limitation to “Delaware Revised Uniform Limited Partnership Act” includes the statutory provisions and also all applicable provisions of the Delaware Constitution, as well as the reported judicial decisions interpreting these laws.

We hereby confirm that we concur with your understanding that the reference and limitation to the “Delaware Revised Limited Partnership Act” contained in our legal opinion attached to the registration statement as Exhibit 5.1 includes the statutory provisions and also all applicable provisions of the Delaware Constitution, as well as the reported judicial decisions interpreting those laws.

Exhibit 8.1

5.	Counsel’s tax opinion (as well as the prospectus) must state clearly that the discussion in the tax consequences section of the prospectus is counsel’s opinion, as opposed to stating that “the discussion in the Prospectus… is correct.” Please clarify.

We have modified our tax opinion and the Company has revised the tax considerations section to clearly state that the discussion of tax considerations is our opinion. A new Exhibit 8.1 is attached to Amendment No. 1.

Form 10-K for the period ended December 31, 2006 filed March 14, 2007

Controls and Procedures, page 88

6.	Please revise to disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. See Item 307 of Regulation S-K.

The Company has amended its Annual Report on Form 10-K for the year ended December 31, 2006 to disclose the conclusions of its principal executive and principal financial officers regarding the effectiveness of its disclosure controls and procedures.

7.	Please confirm to us that there were no changes in your internal control over financial reporting that occurred during the last fiscal quarter covered by this report that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(c) of Regulation S-K.

The Company confirms that there were no changes in its internal control over financial reporting that occurred during the last fiscal quarter covered by its Annual Report on Form 10-K for the period ended December 31, 2006, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

In addition to the modifications contained in Amendment No. 1 described above, the Company has updated “Information About Atlas Pipeline Partners, L.P.” and “Risk Factors” in order for the registration statement to be consistent with information set forth in the Company’s recently filed Form 10-Q for the quarter ended September 30, 2007.

Very truly yours,

/s/ Lisa A. Ernst
Lisa A. Ernst

cc: Michael L. Staines, APL